Mail Stop 3720


      February 24, 2006

Leon M. McCorkle, Jr.
Executive Vice President,
  General Counsel and Secretary
Wendy`s International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio  43017-0256

      Re:	Tim Hortons, Inc.
      Amendment No. 2 to Form S-1
      Filed February 14, 2006
		File No. 333-130035

Dear Mr. McCorkle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note your response to our prior comment one and our discussions with counsel on February 13 and 14, 2006. Please remove from the cover page the firms that are not lead underwriters, or tell us in your response letter why you believe inclusion of the additional firms is so material under Item 501 of Regulation S-K as to merit inclusion on the cover page.



Management, page 89
2006 Stock Incentive Plan, page 97
2. We note your response to our prior comment eight and revision to the carryover paragraph at the bottom of page 97. Please also include here your response to us that the Wendy`s compensation committee makes recommendations to your board and that your entire board makes the final determinations as to officer and director compensation under the plan.

Our Relationship with Wendy`s, page 105
General
3. In your descriptions of the agreements, also state the terms of the agreements and any differing termination dates for material provisions in the agreements. For example, regarding the shared services agreement, we note your statement on page 109 that most of the services may be provided until the spin-off or until December 31,
2008, "whichever is earlier," but it is not clear to what extent a particular material service, or even if most of the material services, will terminate as early as the spin-off. Also, describe to what extent you may make amendments to the agreements prior to the spin-off that amount to material changes to agreement provisions as described in the information statement and how you will convey such changes to Wendy`s stockholders after circulation of the information statement. We may have further comments once you have filed the agreements as exhibits.

Master Separation Agreement, page 106
4. Please note how Wendy`s and you determined which assets are "properly owned" by either company for purposes of separating assets here.
5. We note your description on page 107 of agreed limitations on your incurrence of additional indebtedness. Please mention these limitations in an appropriate risk factor as well as your Liquidity and Capital Resources section concerning your ability or need to incur additional indebtedness to meet operations, capital or other business needs. Similarly, discuss in the risk factors the agreement limits on your ability to acquire businesses or sell your assets.





Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-12
Note 14. Segment Reporting, page F-29
6. We note your response to our prior comment 17, but do not believe your financial statement revisions adequately addressed our prior comment. Please provide in your notes to your interim financial statements the revenue and costs associated with franchisor-owned outlets similar to the disclosure in your response to our prior comment 17 and your revised note 1 on page F-12 and note 14 on page
F-29. See paragraph 23 of SFAS No. 45 for guidance. Additionally, based on your revised disclosure in note 1 and note 14 we note that your MD&A does not fully disclose the factors responsible for fluctuations in "company operated restaurant sales" for the period between fiscal 2003 and 2004, and for "cost of sales related to company operated restaurants" between 2003 and 2004. Also your "sales from restaurants consolidated under FIN 46R" disclosed in note 14 on page F-29 of approximately $69.9 million does not agree to the amount disclosed in your MD&A on page 58. Please revise or advise accordingly.

Other
7. Please update your financial statements in a future amendment to the registration statement in accordance with Article 3-12 of Regulation S-X.
8. Please note that there are various prior comments included in our letter dated December 30, 2005, in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form
S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jeffrey Jaramillo, Staff Accountant, at 202-551-3212, or Linda Cverkel, Accountant Branch Chief, at 202-551-3813,
if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
202-551-3359, Michele M. Anderson, Legal Branch Chief, at 202-551-3833, or me, at 202-551-3750, with any other questions.

      					Sincerely,



      					Max A. Webb
      Assistant Director


cc:	via facsimile 202-955-7614
      J. Steven Patterson, Esq.
	Akin Gump Strauss Hauer & Feld LLP
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Mr. McCorkle
Wendy's International, Inc.
February 24, 2006
Page 3